Exhibit 6.16

ALLIANCE AGREEMENT

This Alliance Agreement (“Agreement”) is entered into between Exousia Pro, Inc., (”EXPR”) (”EXPR”) having an address at 7901 4th St, N, #24650, St. Petersburg, FL 33702, and Progenicyte Japan CO., LTD. (“PRO”), a Japanese corporation having an address at 6 Chome-9-1 Minatojima Nakamachi, Chuo Ward, Kobe, Hyogo 650-0046, Japan (collectively referred to as the "Parties") as of effective date January 1, 2025 (“Effective Date”).

RECITALS

WHEREAS, PRO is an innovating Japanese Corporation spearheading the research, design, and development of various cutting-edge biotechnologies and groundbreaking medical devices. PRO’s mission is to “forge dynamic partnerships in Japan and across the globe, fostering new synergies and unlocking boundless business prospects, all with the ultimate aim of empowering humanity with accessible, state-of-the-art healthcare and unparalleled well-being, today and tomorrow.” PRO has developed unique diagnostic and therapeutic products for certain medical conditions and diseases based on exosome technologies (“PRO Product(s)”). Exosome drug delivery systems offer targeted delivery, minimize side effects, and overcome biological barriers. Exosomes serve as diagnostic tools by carrying disease biomarkers, enabling early detection and personalized treatments. With their potential for revolutionizing diagnostics, exosomes provide minimally invasive insights into various diseases.

WHEREAS, PRO has an invention titled “A NOVEL METHOD TO LOAD THE DESIRED NUCLEIC ACID INTO EXOSOMES AS A NUCLEIC ACID DRUG DELIVERY SYSTEM,” and for which certain patent application(s) have been filed and/or certain patent(s) have been issued.

WHEREAS, PRO is in the process of licensing technologies developed by Dr. Kiminobu Sugaya in the course of the research conducted at the University of Central Florida (“UCF”). As a UCF employee, Dr. Sugaya developed inventions titled “DIFFERENTIAL SEQUENCE OF EXOSOMAL NANOG DNA AS A POTENTIAL DIAGNOSTIC CANCER MARKER” and “DELIVERY OF GENE EXPRESSION MODULATING AGENTS FOR THERAPY AGAINST CANCER AND VIRAL INFECTION.”

WHEREAS, the aforementioned inventions (“Pre-existing Inventions”) for which certain patent application(s) have been filed and/or certain patent(s) have been issued (the “Patent Rights”); all as more particularly described, in pending JAPAN patent applications and counterpart foreign patent applications owned by PRO identified in Appendix A, and in pending U.S. patent applications and counterpart foreign patent applications owned by UCF identified in Appendix B, forming an integral part hereof.

WHEREAS, Exousia AI (EXO), recently acquired by EXPR has filed a patent application titled: “Novel Manufacturing Method of Exosomes as Nucleic Acid Pharmaceuticals Loaded with Desired Nucleic Acids” in the following jurisdictions: United States, Canada, and Europe.

WHEREAS, Exousia AI (EXO) is in current negotiations with UCF Research Foundation to license the following patents, titled “DIFFERENTIAL SEQUENCE OF EXOSOMAL NANOG DNA AS A POTENTIAL DIAGNOSTIC CANCER MARKER” and “DELIVERY OF GENE EXPRESSION MODULATING AGENTS FOR THERAPY AGAINST CANCER AND VIRAL INFECTION.”

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WHEREAS, EXPR is a Florida corporation engaged in developing, commercializing, and funding certain biotechnology and medical products using exosomes and nutraceutical products containing exosomes. Including an ongoing preclinical Glioblastoma study with UCFRF in the laboratory of Dr. Sugaya.

WHEREAS, PRO recognizes and acknowledges the unique character of the EXPR Business, including its ability to perform clinical trials, commercialize products, and fund biotechnology projects.

WHEREAS, PRO and EXPR express their mutual intent to collaborate on the further development, advancement, and commercialization of specific PRO products and technologies. This collaboration is formalized through a mutually beneficial Agreement, aimed at leveraging the expertise and resources of both Parties to achieve shared objectives in innovation, research, and product development.

WHEREAS, PRO and EXPR have reached a mutual agreement to jointly develop and own EXPR, specifically dedicated to advancing the research and development of exosome technologies.

WHEREAS, PRO and EXPR have agreed to the following: PRO will place its know-how, exosome technologies, and pre-existing inventions (see Appendix A and B) into the Agreement along with its current research data supporting its postulated claims; EXPR will fund and assist the Agreement in the development of next stage research and clinical trials.

WHEREAS, PRO and EXPR mutually desire to facilitate the commercialization of the potential products arising from pre-existing inventions.

NOW THEREFORE, for good and valuable consideration acknowledged as sufficient to support this Agreement, the Parties, by and through their signatures below herewith, acknowledge and affirm the mutual promises and covenants contained herein with respect to the consummation of the Agreement, above-defined and below-referenced, which promises and covenants shall form the basis thereof, to wit:

1.	Purpose:

The Parties intend to utilize Exousia Pro (“EXPR”), a Florida Corporation, to facilitate the continued development and funding of PRO Products and its Exosome-related technologies.

2.	Objectives of the Joint Venture:

EXPR aims to fund continued scientific research and development of the PRO technologies, support the corporate opportunity through funding, expedite the process of filing a medical device and/or a 510K application, and facilitate the design and execution of preclinical, Phase 1- 3 clinical studies, as needed.

Objectives include but are not limited to the following:

a.	Develop exosomal drug delivery systems (DDS) targeting specific tissue(s).
b.	Manufacture of GMP quality exosomes.
c.	Develop formulations and targeted delivery exosomal DDS for a combination of mRNA with identified cytokines.
d.	Exosome based cancer therapies by improving cancer patient response to currently available drugs.
e.	Treatment of viral infections by exosomal DDS.
f.	Discovery and development of non-invasive cancer and neurodegenerative disease diagnosis biomarkers in exosomes.
g.	Conduct preclinical, phase 1-3 clinical studies in cancer, viral infections and chronic inflammatory diseases, such as heart disease, diabetes, and neurodegenerative diseases.
h.	Obtain medical device designation and approval for mushroom-based exosomes.
i.	Obtain 510K approval of exosome formulations.
j.	Explore potential viral and other infectious diseases therapies.
k.	Develop characterization, identification and measurement methods for exosome cargo.
l.	Implement exosomal neurotransmitters and 8OHdG (marker for a DNA oxidative damage) assays in saliva, blood, and urine.
m.	Develop any other potential uses of exosomes in both pharmaceutical and OTC applications.

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3.	Contributions:

Each party agrees to contribute the following to the Joint Venture:

a.	EXPR: shall purchase and outfit the lab with all equipment needed to manufacture and create exosome applications. Unless said equipment can be utilized within a nearby facility.
b.	PRO: License EXPR Pre-existing Inventions, provide EXPR know-how and knowledge in exosome technology, and grant EXPR first refusal rights for any future inventions.

4.	Ownership and Structure:

EXPR shall be established and operated as a separate legal entity, with ownership interests allocated as set forth in Addendum A – License Agreement attached hereto).

5.	Management:

a.	Appointment of Board Representatives: Each Party shall appoint two (2) representatives from their respective company to serve on EXPR’s Board of Directors. The appointed representatives shall have equal voting rights and participate in the governance and decision-making processes of EXPR, subject to the provisions outlined in this Agreement and EXPR’s governing bylaws.
b.	Election of Outside Board Members: PRO and EXPR shall each have the right to nominate and elect one (1) outside board member. The elected individuals shall collectively comprise a total of two (2) outside board members, who will serve on EXPR’s Board of Directors. The appointment, qualifications, and term of service for these board members shall be subject to the governing bylaws of EXPR and any applicable corporate governance policies mutually agreed upon by the parties.
c.	The board shall make decisions on behalf of EXPR, with each company's representatives having equal voting rights.
d.	Neither Party may elect any Board members until the Company has retained an investment banker to assist in uplisting the Company

6.	Responsibilities and Obligations:

a.	EXPR shall be responsible for all sales of the exosomes, purchasing all equipment and consumables needed, staffing the lab in Florida, paying for any and all studies EXPR may enter into, and developing any or all exosome treatments.
b.	EXPR recognizes that PRO's subsidiary, PROGENICYTE BIO INC. of CANADA, will conduct the research and development of the licensed technology and shall compensate PROGENICYTE BIO INC. for its efforts by paying direct costs of two hundred thousand dollars ($200,000/year) per year. These payments shall continue for the life of EXPR.
c.	EXPR acknowledges that as of January, there is an unpaid running cost amounting to six payments totaling one hundred thousand and two dollars ($100,002) based on the previous agreement with PRO. It shall be paid off to PROGENICYTE BIO INC. in fifteen (15) days after the activation of the contract date.
d.	PRO shall be responsible for manufacturing exosomes in Florida or any other location mutually agreed upon by the Parties. PRO shall provide support to EXPR in the research, development and optimization of all exosome treatments.
e.	PRO shall develop and deliver a comprehensive set of Standard Operating Procedure (SOP) manuals within ten (10) days following the execution of this Agreement and the receipt of the above-mentioned unpaid running cost.
f.	These SOP shall be kept in a secure vault at EXPR laboratories. The secured manuals shall be maintained in both physical form, a three-ring binder, and electronically in a password-protected, access-controlled system. Access to the manuals shall be strictly limited to individuals with a legitimate need to know, as determined by the Parties. Any disclosure or sharing of information contained within the manuals must receive prior written approval from both EXPR and PRO. A log documenting all access and approvals shall be maintained and signed by the both Parties to ensure accountability and security.
g.	Unless otherwise agreed upon in writing, the Parties shall bear their respective costs and expenses associated with their assigned responsibilities.

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7.	Sharing of Profits:

a.	The Parties shall share the net profits of the Agreement in proportion to their ownership interests as specified in Section 4.
b.	Net profit distributions shall be made annually based on the Agreement and the Company's financial condition as set by the Board of Directors.

8.	Term and Termination:
a.	The term of this Agreement shall commence on the Effective Date and shall continue until termination event.
b.	Either Party may terminate this Agreement in the event of a material breach by the other Party, subject to 30 days prior written notice and an opportunity for the Party to cure any breach.

Events of Termination

This section outlines the events and conditions under which this Agreement may be terminated:

•                  Mutual Agreement: The Agreement may be terminated at any time by the mutual written agreement of both parties.

•                  Breach of Contract: If either party breaches a material provision of this Agreement and fails to cure such breach within a specified period after written notice from the non-breaching party, the non-breaching party may terminate the Agreement.

•                  Failure to Meet Milestones: If EXPR fails to achieve agreed-upon funding or performance milestones within specified timeframes, either party may have the right to terminate the agreement.

Exit Strategies

In the event of termination, the following exit strategies will apply:

•               Buyout Option: Either party may have the option to buy out the other party's stake in the Agreement under mutually agreed-upon terms and conditions. This may involve a valuation process and a fair distribution mechanism.

•               Division of Assets: Upon EXPR's dissolution, its assets, including intellectual property (IP) and jointly developed technologies, will be divided equally amongst the parties.

Reversion of IP

•                  Termination of Licenses: All licenses granted to the AA to use PRO's IP shall automatically terminate upon the dissolution of EXPR. This ensures that PRO retains full control over its pre-existing IP.

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9.	Representations and Warranties. Each Party respectively represents and warrants that as of the inception of this Agreement, and throughout the Term and any Renewal Term hereof:

a.	The Recitals above are true, accurate, and material to this Agreement.

b.	Parties are validly existing and in good standing as a corporation or other organized entity, as represented herein, under the laws and regulation of its jurisdiction of incorporation, organization, or chartering.

c.	Each Party represents and warrants that it has the full right, power, and authority to enter into this Agreement, to grant the licenses contemplated herein, and to perform all obligations under this Agreement. This includes, but is not limited to, possessing the necessary rights to the Subject Intellectual Property and/or the authority to license the technology for use within EXPR, without any conflict or infringement on the rights of third parties.

d.	The execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of the Party and, when executed, does not violate any other agreements to which such Party is, or may become, a party during the term hereof.

e.	When executed and delivered by either Party, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

10.	Indemnification and Limitation of Liability:

a.	Indemnification. Each Party (“Indemnifying Party”) agrees to indemnify and hold harmless the other Party, its officers, directors, employees, shareholders, agents, affiliated entities, successors and permitted assigns (each, an “Indemnified Person”), from and against any and all demands, claims, causes of action, losses, damages, liabilities, costs, suits, and expenses, including without limitation, reasonable attorneys’ fees and expenses, that may be asserted by third parties against an Indemnified Person(s) with respect to the actions or omissions of the Indemnifying Party, including but not limited to the negligence or willful misconduct thereof, as well as any breach by the Indemnifying Party of its representations and warranties, any material breach in its performance of covenants and or agreements, or any act of omission by an agent or independent contractor of the Indemnifying Party in connections with its performance of the covenants and agreements hereunder.

b.	Liability for consequential loss. In no event except as provided in this Agreement, whether as a result of a breach of contract or warranty, tort liability (including negligence), or under any other legal theory, shall either Party be liable for any incidental, consequential, punitive, exemplary, special or indirect damages or losses whatsoever including, but not limited to, loss of profit, savings, revenue, interest or investments, loss of goodwill, cost of capital, cost of substitute equipment, facilities or services, downtime costs, or claims of customers.

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11.	Confidentiality, Non-Solicitation and Non-Circumvention. The Parties hereto acknowledge the importance of ongoing and reciprocal confidentiality, non-solicitation, and non-circumvention with respect to the terms of this Agreement, as well as the irreparable harm arising from a breach thereof. Specifically, as to:

Confidentiality: The Parties may receive proprietary and sensitive information (“Confidential Information”) from time to time in conjunction with this Agreement. Except as to professional advisors, for the Term of this Agreement and any Renewal Term thereof, and any Commercialization Assignment pursuant to the incorporated Commercialization Addendum, the Parties agree the provisions and terms hereof shall remain confidential and proprietary to one another and/or EXPR (“Assignee”) as the contemplated Assignee of the Commercialization Assignment, and no public dissemination thereof shall be made to any third-party absent the Parties’ prior approval in writing. For purposes of clarity, Confidential Information includes, without limitation, any (a) trade secret, know-how, idea, process, technique, algorithm, software program (whether in source code or object code form), hardware, device, design, schematic, drawing, formula, data, plan, strategy, utility, performance metrics, case study, or business application(s) with respect to the subject of this Agreement; as well as (b) any product, marketing, servicing, financial or other such information provided to either Party with respect to this Agreement and the subject hereof. Additionally, Confidential Information shall include all negotiations and discussions between the Parties with respect to the actual and/or proposed terms and conditions of this Agreement. Nothing herein shall be construed as granting or authorizing any Party’s dissemination, provision, licensing, or other grant to itself or any third party of any right, title, or interest in any present, future, or future patent, patent application, know-how, copyright, trademark, trade secret or other proprietary right of any kind – directly or indirectly – with respect to the Confidential Information subject of this Agreement. This provision shall survive expiration or termination of this Agreement, and to the extent the Commercialization Assignment is undertaken, dissolution of the Assignee thereof, for a period of five (5) years. Notwithstanding the foregoing, database records compiled pursuant to this Agreement shall not be considered Confidential Information under this provision, provided that to the extent such database records may be disclosed to third parties, such disclosure and information management is consistent with statutory requirements, in the Commercialization of the Licensed Products (as defined in Addendum A – License Agreement attached hereto), such is specifically authorized hereunder, provided such prospective Underwriters and their respective and prospective investors in the subsequent chain of commerce are bound in writing to confidentiality provisions.

a.	Non-Solicitation: During the Term of this Agreement, as well as any Renewal Term thereof and/or the Commercialization Assignment hereof, and for a period of eighteen (18) months following the expiration or termination of this Agreement or dissolution of the Assignee of the Commercialization Assignment, the Parties hereto, corporately, individually and personally, and as to their respective directors, officers, employees, and agents, agree not to directly or indirectly, for themselves or any other individual or entity, hire or employ any employee, contractor, or agent of the other Party.

b.	Non-Circumvention:

During the term of this Agreement and for two (2) years following its termination, none of the shareholders of EXPR shall engage in any business activities that directly compete with EXPR without obtaining prior written consent from the other shareholders. However, this Non-Circumvention clause shall automatically terminate upon the dissolution of EXPR.

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c.	Remedies and Damages: The Parties hereto agree and acknowledge any breach of this Paragraph 11. a. shall inflict immediate and irreparable harm upon the non-breaching party for which monetary damages are inadequate. Accordingly, the non-breaching Party shall be entitled to the entry of injunctive relief, in the context of which the Parties herewith expressly waive any statutory requirement for posting a bond. The prevailing Party, in any such action, shall be entitled to the award of its reasonable attorneys’ fees and costs from the non-prevailing Party.

12.	Dispute Resolution. This Agreement shall be governed by Florida law, without regard to conflict of law provisions. The Parties consent to the jurisdiction of any court of competent jurisdiction in Orange County, Florida. Excepting injunctive relief, as more fully described in Paragraph 11. c., above, as a condition precedent to any litigation hereunder, the Party asserting a breach of the terms, conditions, and covenants of this Agreement shall provide written notification (“Default Notice”) to the Party against whom the alleged breach is asserted, whereupon the purported breaching Party shall have twenty (20) days from its receipt of said Default Notice to cure. In the instance litigation should ensue after that, the prevailing Party shall be entitled to the award of reasonable attorney’s fees and costs from the non-prevailing Party.

13.	Assignment. Neither Party may assign this Agreement without the prior express written permission of the other Party. Notwithstanding the foregoing, consent of a Party shall not be required for Assignment or transfer made by (a) operation of law or (b) to an entity that acquires all or substantially all of the assigning Party’s stock, provided that prompt written notice of assignment or transfer is given.

14.	Relationship of the Parties. This Agreement shall be interpreted or construed to establish EXPR, reflecting the mutual intent and collaborative purpose of the Parties as outlined herein.

14.	Further Cooperation. To the extent, this Agreement, including any incorporated Exhibits hereto, should require the Parties’ creation of and/or concurrence upon documents necessary to affect the intent hereof, including but not limited to written guidelines, plans, policies, reporting forms, and the like (collectively, “Enabling Documents”). The Parties agree to use reasonable, good faith efforts to create, finalize, and adopt any additional documents necessary to fulfill the intent of this Agreement ("Enabling Documents"), including but not limited to written guidelines, plans, policies, and reporting forms. Such documents shall be finalized within [30/60/90] days of initiation unless mutually agreed otherwise. The Parties further agree to cooperate in addressing any requirements or inquiries from regulatory agencies, including but not limited to the Centers for Medicare and Medicaid Services ("CMS") and the Food and Drug Administration ("FDA"). Each Party shall assume responsibility for regulatory tasks as follows: PRO: Responding to technical inquiries related to exosome technologies and pre-existing intellectual property. EXPR: Preparing and submitting regulatory filings related to U.S. commercialization activities. In the event of non-compliance by either Party in fulfilling these obligations, the aggrieved Party may issue written notice of non-compliance. The notified Party shall have 30 days to cure such non-compliance. Failure to cure within this period shall constitute grounds for termination of this Agreement. Any disputes arising from cooperation under this section shall first be subject to mediation. If mediation fails, the dispute shall be resolved through binding arbitration under the rules of the [International Chamber of Commerce (ICC)]. All Enabling Documents created under this Agreement shall be jointly owned by the Parties unless explicitly agreed otherwise in writing. Delays caused by external factors beyond the Parties' control shall not constitute grounds for termination.

15.	Notices. Notices (“Notices”) relating to this Agreement to shall be in writing sent as follows:

(a)	For PRO, via registered mail, to Progenicyte Japan CEO, Kiminobu Sugaya, PhD., 19501 Paddock Street, Orlando, Florida 32833

(b)	For EXPR, via registered mail, to the Executive Chairman Mike Sheikh, 7901 4th St, N, #24650, St. Petersburg, FL 33702.

(c)	All Notices shall be effective upon receipt, provided, however, that an e-mail Notice sent to an e-mail address provided by the party to whom the Notice is being sent shall be adequate only if there is some indication of receipt.

16.	Execution in Counterpart. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the respective Parties hereto.

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17.	Severability and Waiver. If any provision of this Agreement and License should be held by any court of competent jurisdiction to be illegal, null, void, or contrary to public policy, the remaining provisions of this Agreement and License shall remain in full force and effect, and the undersigned Parties shall in good faith attempt to modify any invalidated provision to affect the stated intentions of this Agreement. No failure of any party to exercise any of its rights under this Agreement shall be deemed a waiver of any preceding or subsequent breach, nor shall any waiver constitute a continuing waiver.

18.	Complete Agreement. This Agreement and its incorporated documents contain the full and complete understanding of the Parties with respect to the License and AA and the subject matter hereof. The Agreement supersedes all prior negotiations, representations, and oral or written agreements between the Parties.

19.	No Constructive Interpretation. The Parties hereto further acknowledge they have contributed equally to the drafting of this Agreement, and accordingly, no constructive meaning should be interpreted against one Party for the benefit of the other.

20.	No Modification or Amendment. Except as expressly contemplated herein, this Agreement may not be modified or without the prior written approval of both Parties hereto.

21.	Recitals and Headings. The above-referenced Preamble and Recitals are material to this Agreement and accordingly incorporated herein. Notwithstanding the aforementioned, the headings contained in this Agreement are for reference purposes only. They shall not affect the meaning or interpretation of the Agreement or any provision hereof.

22.	Independent Counsel. The Parties hereto acknowledge and affirm they have had adequate opportunity to consult with independent counsel of their respective choosing before executing this Agreement.

23.	Authorized Signatories. Each Party hereto represents and warrants to the other Party as to itself that the person executing this Agreement is authorized to do so on such Party’s behalf.

24.	Effective Date. The Parties hereto agree that the Effective Date of this First Agreement is the final date of execution herein below, which Effective Date shall be as of January 1, 2025.

[SIGNATURE PAGE FOLLOWS]

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[ Signature Page to Joint Venture Agreement ]

IN WITNESS WHEREOF, the Parties have caused this First Exclusive Research, Development, License Agreement into a AA to be executed by their duly authorized representatives as of the dates shown herein below.

Exousia Pro, Inc. /s/ Michael Sheikh Mike Sheikh Date: By: Mike Sheikh Its: Chief Executive Officer	Progenicyte Japan CO., LTD, /s/ Kiminobu Sugaya Kiminobu Sugaya Date: By: Kiminobu Sugaya Its: Chief Executive Officer

APPENDIX A

PROGENICYTE PATENTS

-         A NOVEL METHOD TO LOAD THE DESIRED NUCLEIC ACID INTO EXOSOMES AS A NUCLEIC ACID DRUG DELIVERY SYSTEM.

APPENDIX B

UCF PATENTS

-	DIFFERENTIAL SEQUENCE OF EXOSOMAL NANOG DNA AS A POTENTIAL DIAGNOSTIC CANCER MARKER.
-	DELIVERY OF GENE EXPRESSION MODULATING AGENTS FOR THERAPY AGAINST CANCER AND VIRAL INFECTION.

ADDENDUM A

LICENSING AGREEMENT

This License Agreement (“Agreement”) is entered into between Exousia Pro, Inc. (“EXPR” or “Licensee”),), a Florida Corporation having an address at 7901 4th St, N, #24650, St. Petersburg, FL 33702 and Progenicyte Japan CO., LTD. (“PRO” or “Licensor”), a Japanese corporation having an address at 6 Chome-9-1 Minatojima Nakamachi, Chuo Ward, Kobe, Hyogo 650-0046, Japan (collectively referred to as the "Parties") as of effective date January 1, 2025 (the “Effective Date”).

1.	Grant of License:

PRO herewith grants to EXPR an exclusive, non-transferable license to fund, conduct further research, develop and commercialize the intellectual property described below, subject to the terms and conditions set forth in this Agreement:

a.	Intellectual properties:
i.	“A NOVEL METHOD TO LOAD THE DESIRED NUCLEIC ACID INTO EXOSOMES AS A NUCLEIC ACID DRUG DELIVERY SYSTEM,”
ii.	“DIFFERENTIAL SEQUENCE OF EXOSOMAL NANOG DNA AS A POTENTIAL DIAGNOSTIC CANCER MARKER”
iii.	and “DELIVERY OF GENE EXPRESSION MODULATING AGENTS FOR THERAPY AGAINST CANCER AND VIRAL INFECTION.”
b.	Scope of permitted use:
i.	Noninvasive diagnostic markers.
ii.	Exosome therapy for cancer, infectious diseases, and other diseases is to be agreed upon.
iii.	Drug delivery carriers/systems.
iv.	Exosome kinetic data.
v.	Development of GMP and cGMP Exosome manufacturing.
vi.	OTC products containing exosomes, topicals, and loaded exosomes
c.	Territory:

Worldwide

d.	Duration of the license:

The Duration of the License shall be for a period of the Alliance Agreement (AA) or expiration of patent(s) life, whichever occurs first, commencing as of the "Effective Date" and set forth in the Preamble, above. The license needs to cover the life of additional patents filed as well as the current Japanese exosome patent and UCFRF patent(s) to be acquired.

2.	Payment:
a.	EXPR shall compensate PRO for the licensing by issuing thirty percent (30%) of its ownership, which shall be non-dilutable and which shall possess voting rights.
b.	EXPR shall reimburse PRO for 100% of the cost and fees incurred by PRO in connection with the Patent(s) within 45 days of the Patent(s) being licensed.
c.	EXPR shall undertake all funding for the development and maintenance of the license.

3.	Licensee Obligations:

EXPR agrees to comply with the following obligations:

a.	Use the intellectual property solely for the purposes outlined in the AA.
b.	EXPR agrees to respect and protect intellectual property and to use reasonable efforts to prevent unauthorized use or disclosure.
c.	Maintain the confidentiality of any proprietary information received from PRO as described in the AA.

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4.	Reservations, Approvals and Other Stipulations:

In effectuation of this Agreement, administration of this EXPR License, and Development of the PRO Technology, the Parties agree:

i.	All current devices, patents, licenses, trademarks, copyrights, formulas, processes, and know-how for exosome technologies are covered under this agreement.

b.	PRO reserves the right for itself to conduct further research and development on the Licensed Products and shall update EXPR with the results thereof, the product of which research shall be jointly utilized by the Parties hereto in the Commercialization of the Licensed Products, and accordingly become subject to this Agreement for such Purposes.

c.	Notwithstanding any provision to the contrary, the Parties contemplate an irrevocable Assignment in perpetuity of the EXPR License to EXPR, inclusive of all rights required to effectuate the further development, research, and commercialization of the Licensed Products subject of this Agreement.

d.	Patents and Patent Applications.

At the initiative of EXPR, the parties shall consult with each other regarding the prosecution of all patent applications related to technology. Such patent applications shall be filed, prosecuted, and maintained by the law firm or other patent counsel selected by EXPR. Copies of all such patent applications and patent office actions shall be forwarded to the parties. EXPR and PRO shall each also have the right to have such patent applications and patent office actions independently reviewed by other patent counsel separately retained by PRO or EXPR, upon prior notice to and consent of the other party, which consent shall not unreasonably be withheld.

All patent applications and proceedings with respect to the Patents shall be filed, prosecuted, and maintained by PRO at the expense of EXPR. PRO agrees to use its reasonable efforts in connection with the timely, accurate, and complete filing of any reports, documents, submissions, or other instruments required to be filed or submitted in connection with the prosecution and maintenance of the Patents. Against the submission of invoices, EXPR shall reimburse PRO for 100% of the cost and fees incurred by PRO in connection with the Patent(s) within 45 days of the Patent(s) being licensed.

5.	Representations and Warranties:
a.	PRO represents and warrants that it has the necessary rights to grant the license.
b.	EXPR represents and warrants that it has the legal authority to enter into this Agreement and fulfill its obligations.

6.	Termination:

Either Party may terminate this Agreement upon written notice in the event of:

a.	A material breach by the other Party that remains uncured after 30 days.
b.	Insolvency or bankruptcy of the other Party.

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